UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011.

Commission File Number 1-14728

Lan Airlines S.A.
(Translation of registrant’s name into English)

Presidente Riesco 5711, 20th floor
Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Santiago, December 14, 2011

Mr. Fernando Coloma Correa
Commissioner
Securities and Insurance Commission
Avda. Libertador Bernardo O’Higgins 1449
Santiago

Re:           DISCLOSURE OF MATERIAL EVENT

Dear Commissioner:

Pursuant to article 9 and the second subparagraph of article 10 of the Securities Market Law and General Rule 30, under due authority, as contained in the minutes of the Board Meeting held November 11, 2011, I hereby make the following material disclosure regarding  LAN Airlines S.A. (LAN), Securities Registration #306:

1.           Today, the Conselho Administrativo de Defesa Econômica (“CADE,” or Administrative Economic Defense Council) of Brazil met to issue its opinion on the merger of Lan and TAM S.A. (“TAM”), after receiving the opinions of the Secretaria de Acompanhamento Econômico (“SEAE,” or Office of Economic Assistance), Secretaria de Direito Econômico (“SDE,” or Office of Economic Justice), Ministério Público Federal (Office of the Federal Attorney General) and of Procuradoria do CADE (“ProCADE,” or Legal Department of CADE), all of which recommended approval of the transaction and, moreover, without any restriction, except in the case of ProCADE.

2.           CADE’s decision will be disclosed in its entirety on Friday, December 16, 2011.

3.           The foregoing notwithstanding, as has already been disclosed in the press and in information to domestic and foreign investors, CADE has approved the merger of Lan and Tam subject to fulfillment of two conditions, namely:  (i) the obligation to exchange two pairs of slots at the Guarulhos Airport in São Paulo with companies that express an interest in operating direct flights between São Paulo and Santiago and that effectively fly them; and (ii) the obligation to choose between one of the international alliances to which Lan and Tam belong in a period of 24 months.

4.           These measures established by CADE are in line with those accepted by Lan in the extrajudicial agreement made with the National Economic Attorney General’s Office on January 28, 2011 that was later offered to the Anti-Trust Court (“TDLC”) during the query process that concluded in Resolution 37 dated September 21, 2011, in which the TDLC approved the merger of Lan and Tam.

5.           Lan will publish the full text of CADE’s resolution as soon as it becomes available.

Very sincerely yours,

Alejandro de la Fuente Goic
Chief Financial Officer
LAN Airlines S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2011

LAN AIRLINES S.A.

By:	/s/ Cristian Toro Cañas
	Name:	Cristian Toro Cañas
	Title:	Senior Vice President and General Counsel